February 12, 2026

Robert Bancroft
President and Chief Executive Officer
AEON Biopharma, Inc.
5 Park Plaza
Suite 1750
Irvine, CA 92614

       Re: AEON Biopharma, Inc.
           Registration Statement on From S-3
           Filed February 09, 2026
           File No. 333-293309
Dear Robert Bancroft:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Drew Capurro, Esq.